UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Q1 2024 Investor Presentation

 First Quarter2024   Financial Results  Raviv Zoller | President and CEO  May 9, 2024

 Important legal notes  Disclaimer and safe harbor for forward-looking statements  This presentation contains statements that constitute “forward‑looking statements,” many of which can be identified by the use of forward‑looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “strive,” “forecast,” “targets” and “potential,” among others. The company is relying on the safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, in making such forward-looking statements. Forward‑looking statements appear in a number of places in this announcement and include, but are not limited to, statements regarding intent, belief or current expectations. Forward‑looking statements are based on management’s beliefs and assumptions and on information currently available to management. Such statements are subject to risks and uncertainties and actual results may differ materially from those expressed or implied in the forward‑looking statements due to various factors, including, but not limited to: Loss or impairment of business licenses or mineral extractions permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and reserve estimates; natural disasters and cost of compliance with environmental regulatory legislative and licensing restrictions including laws and regulation related to, and physical impacts of climate change and greenhouse gas emissions; failure to "harvest" salt which could lead to accumulation of salt at the bottom of the evaporation Pond 5 in the Dead Sea; litigation, arbitration and regulatory proceedings; disruptions at seaport shipping facilities or regulatory restrictions affecting the ability to export products overseas; changes in exchange rates or prices compared to those the company is currently experiencing; general market, political or economic conditions in the countries in which the company operates; price increases or shortages with respect to principal raw materials; pandemics may create disruptions, impacting sales, operations, supply chain and customers; delays in termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea which could adversely affect production at the plants; labor disputes, slowdowns and strikes involving employees; pension and health insurance liabilities; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; and/or higher tax liabilities; changes in evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; information technology systems or breaches of the company, or its service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from the company’s cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of the businesses; the company is exposed to risks relating to its current and future activity in emerging markets; changes in demand for its fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond the company’s control; disruption of the company, or its service providers', sales of magnesium products being affected by various factors that are not within the company’s control; volatility or crises in the financial markets; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of the company’s workers and processes; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; war or acts of terror and/or political, economic and military instability in Israel and its region, including the current state of war declared in Israel and any resulting disruptions to supply and production chains; filing of class actions and derivative actions against the company, its executives and Board members; closing of transactions, mergers and acquisitions; and other risk factors discussed under ”Item 3 - Key Information— D. Risk Factors" in the company's Annual Report on Form 20-F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (SEC) on March 14, 2024 (the Annual Report).     Forward‑looking statements speak only as of the date they are made, and, except as otherwise required by law, the company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements, targets or goals in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Investors are cautioned to consider these risk and uncertainties and to not place undue reliance on such information. Forward-looking statements should not be read as a guarantee of future performance or results and are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward-looking statements.     This report for the first quarter of 2024 should be read in conjunction with the Annual Report of 2023 published by the company on Form 20-F, as of and for the year ended December 31, 2023, including the description of events occurring subsequent to the date of the statement of financial position, as filed with the U.S. SEC.  2

 Sales of $1,735M and adjusted EBITDA(1) of $362M – up sequentially  Adjusted diluted EPS(1) of $0.09, with quarterly dividend of ~$0.05 per share  Limited impact of war-related disruptions and maintained good production levels  Maintained focus on cash generation   Continued execution of cost savings and efficiency efforts   Remained focused on specialties-driven product portfolio innovation and expansion   Global demand stabilized, as key end-markets showing signs of recovery  (1) Adjusted EBITDA and adjusted diluted EPS are non-GAAP financial measures; please see appendix for additional details.  3  First quarter results  Solid sequential quarterly improvement

 Key financial highlights  4  US$M  US$M  (1) Adjusted EBITDA and margin, adjusted diluted EPS and free cash flow are non-GAAP financial measures; see reconciliation tables in appendix. Note: Specialties-driven sales includes Industrial Products, Phosphate Solutions and Growing Solutions; see appendix for additional details. In 2024, ICL moved its Prolactal business from Phosphate Solutions to Other. As a result, historical segment data has been restated.  Specialties-driven results  Free cash flow(1)  US$  Adjusted diluted EPS(1)  US$M  US$M  Sales  Operating cash flow  US$M  Adjusted EBITDA(1)  29%  21%  21%  1Q’23  4Q’23  1Q’24  Sales  EBITDA  20%  16%  18%

 Key developments  Sequential quarterly improvement – sales up +10%, EBITDA up ~30%, on higher volumes  Softness continued in electronics and construction end-markets  Clear brine fluid demand remained stable  Specialty minerals results up sequentially  EU Commission imposed anti-dumping measures on phosphorous-based imports from China in April  Note: Segment EBITDA and margin are non-GAAP financial measures; please see appendix for additional details.   5  Industrial Products  US$M  EBITDA  US$M  Sales  21%  19%  29%

 Total sales volume of 1,084kmt versus 1,179kmt in 4Q’23 and 963kmt in 1Q’23  Successful annual Dead Sea maintenance completed in March  Strong production execution in Spain, on track for FY production goals  Average potash CIF price per ton of $324 – down vs. $345 in 4Q’23 and $541 in 1Q’23  Potash demand robust – high levels of potassium deficiency in soil a clear threat to yields  Note: Segment EBITDA and margin are non-GAAP financial measures; please see appendix for additional details.   6  Potash  29%  35%  50%  US$M  EBITDA  US$M  Sales  Key developments

 Key developments  Sequential quarterly sales increased on higher volumes  Stable commodity pricing and lower raw material costs supported results  Continued strong results at YPH China   Signed three new MOUs for NA battery materials expansion   Weighing technological/business opportunities to advance long-term battery material goals, leveraging customer IQ center  Notes: Segment EBITDA and margin are non-GAAP financial measures; please see appendix for additional details. In 2024, ICL moved its Prolactal business from Phosphate Solutions to Other. As a result, historical segment data has been restated. For 1Q’24, Phosphate Specialties comprised $320M of segment sales, $44M of operating income, $12M of D&A and represented $56M of EBITDA, while Phosphate Commodities comprised $239M of segment sales, $40M of operating income, $35M of D&A and represented $75M of EBITDA.  7  Phosphate Solutions  23%  27%  25%  US$M  EBITDA  US$M  Sales

 Sequential quarterly EBITDA improvement   North America up YoY, while Asia improved sequentially  Slower start in Brazil vs. prior year, with soft start to spring in Europe  Successfully launched ~10 new global products, with focus on North America, Brazil and China  Strategic leadership transition in Europe  Note: Segment EBITDA and margin are non-GAAP financial measures; please see appendix for additional details.  8  Growing Solutions  9%  3%  8%  US$M  EBITDA  US$M  Sales  Key developments

 Quarterly highlights  Continued focus on innovation and sustainability  Third plant nutrition innovation center accredited in Brazil  Acquisition of Brazilian biologicals company, Nitro 1000  Battery materials customer innovation and qualification center (CIQC) on track  Introduced multiple new product launches   Added capacity for specialty fertilizer solutions  Improvement in Sustainalytics ESG risk rating  CDP climate change rating improved to A-  Repositioned Prolactal dairy protein business  Harvard HBS Case recognized ICL’s internal innovation engine  9

 First Quarter 2024  Financial Results  Aviram Lahav  CFO

 11  Inflation generally stable  Interest rates elevated but steady  Geopolitical situation increasingly tense  Global outlook to improve in 2H’24  Grain prices trended lower  Farmer sentiment moderated  Commodity fertilizer prices declined  Freight rates remain elevated  Macro overview

 Inflation  Rate  Global industrial production  YoY change  Sources: Inflation – Bloomberg, as of 3.31.24. Interest rates – Global-rates.com, as of 4.11.24. Global industrial production – Oxford Economics, CRU, as of April 2024. U.S. housing starts – Bloomberg, as of 4.23.24.  12  Global indicators  U.S. housing starts  in thousands  Interest rates  Percentage

 Key market metrics | fertilizers  Farmer sentiment  Index  Inputs  US$  Supramax Timecharter Average  US$/day  Sources: Grain Price Index – CRU, as of 3.31.24. Farmer sentiment – Purdue/CME Ag Economy Barometer, as of 3.31.24. gMOP (US$/st) and phosphoric acid (US$/ton) – CRU, as of 3.31.24. Supramax - Hudson Shipping, as of 3.29.24.   13  Grain Price Index  US¢/bushel

 Key market metrics | energy storage and EVs  WPA demand  ‘000s mt P2O5  Technical MAP demand  ‘000s mt  Global LFP phosphate demand  ‘000s mt P2O5  (1) Includes eShips, consumer electronics, low-speed electric vehicles (LSEV), electric vertical take-off and landing (eVTOL), and two-wheelers. Sources: NA LFP CAM demand – IHS, SMM, WoodMac, interviews with market participants, and Roland Berger, as of December 2023. Phosphate demand for battery sector – CRU, 2024 forecast.  14  North American LFP CAM demand  ‘000s mt  29  133  227  403  589  (1)

 15  Sales bridge  First quarter 2024  Notes: Numbers rounded to closest million; Other includes intercompany eliminations.  Sales by segment  US$M  Sales  US$M

 16  Profit bridge  First quarter 2024  (1) Adjusted EBITDA is a non-GAAP financial measure; please see reconciliation tables in appendix.Notes: Numbers rounded to closest million; Other includes intercompany eliminations.  Adjusted EBITDA(1) by segment  US$M  Adjusted EBITDA(1)  US$M

 17  MOP industry cost curve  Cash costs US$/t, excluding royalties, FOB load port  Potash ASP  US$  Sources: Cost curve – data shown for 2023 and used with permission of CRU International Ltd. 2024, all rights reserved. Potash ASP – Visible Alpha, as of 5.8.24.   0  10  20  30  40  50  Production Mt  $500  $400  $300  $200  $100  $0  ICL DSW  Potash costs and prices  Leading positions

 18  Bromine industry cost curve  Bromine concentration  Bromine quality and costs  Leading positions  Sources: Right graph – Weizmann Institute of Science; left graph – internal calculations.  Sea Water(China, Japan)  Underground Wells (China)  Salt Lake (India)  Underground Wells (USA)  Dead Sea(Israel, Jordan)  0.06 to 0.11  0.1 to 0.2  2.5 to 4.5  3.5 to 5.5  10.0 to 12.0  China & Japan  ICL  Jordan  Arkansas, U.S.  India  kT  700  400  300  200  100  500  600  Djibouti  g/L  Relative production cost

 19  Highlights  Reduced SG&A sequentially by ~5%  Savings and efficiency efforts continued  Effective cash conversion  Available resources of $1.7B  Net debt to adjusted EBITDA(1) of 1.3  Quarterly dividend distribution of $59M, for 3.9% yield  Note: Available cash resources as of 3.31.24 and comprised of cash and deposits, unutilized revolving credit facility, and unutilized securitization. Dividend yield shown on TTM basis. (1) Net debt to adjusted EBITDA (as of 3.31.24) is a non-GAAP financial measures; please see appendix for additional details.   Driving efficiencies and delivering shareholder returns  Financial overview

 20  Specialties-driven EBITDA(1) of $0.7B to $0.9B   Potash sales volumes of 4.6M to 4.9M metric tons   Expected tax rate of approximately 30%  Full year 2024  Reiterating guidance  (1) Specialties-driven EBITDA includes Industrial Products, Phosphate Solutions and Growing Solutions and is a non-GAAP measure; please see appendix for additional details.

 Thank you  Contact Peggy.ReillyTharp@icl-group.com for more information on ICL  View our interactive data tool at https://investors.icl-group.com/interactive-data-tool/default.aspx

 Appendix  First Quarter 2024

Calculation of segment EBITDA

First quarter of 2024



Industrial Products *US$M*	1Q'24	4Q'23	1Q'23
Segment sales	$335	$299	$361
Segment operating income	$59	$39	$90
Segment operating margin	18%	13%	25%
Depreciation and amortization	$13	$17	$15
Segment EBITDA	**$72**	**$56**	**$105**
Segment EBITDA margin	21%	19%	29%

Phosphate Solutions[2] *US$M*	1Q'24	4Q'23	1Q'23
Segment sales	$559	$515	$675
Segment operating income	$84	$85	$119
Segment operating margin	15%	17%	18%
Depreciation and amortization	$47	$54	$52
Segment EBITDA	**$131**	**$139**	**$171**
Segment EBITDA margin	23%	27%	25%

Potash[1] *US$M*	1Q'24	4Q'23	1Q'23
Segment sales	$423	$474	$600
Segment operating income	$62	$122	$254
Segment operating margin	15%	26%	42%
Depreciation and amortization	$62	$46	$44
Segment EBITDA	**$124**	**$168**	**$298**
Segment EBITDA margin	29%	35%	50%

Growing Solutions *US$M*	1Q'24	4Q'23	1Q'23
Segment sales	$479	$478	$564
Segment operating income	$23	($5)	$32
Segment operating margin	5%	(1%)	6%
Depreciation and amortization	$19	$20	$13
Segment EBITDA	**$42**	**$15**	**$45**
Segment EBITDA margin	9%	3%	8%

(1) A reclassification of an immaterial provision in 3Q'23 resulted in slight shift in 1Q'23 historical sales. In 1Q'24, adjusted EBITDA was positively impacted by an immaterial accounting reclassification. Please refer to the 6-K filing for additional details. (2) For 1Q'24, Phosphate Specialties comprised $320M of segment sales, $44M of operating income, $12M of D&A and represented $56M of EBITDA, while Phosphate Commodities comprised $239M of segment sales, $40M of operating income, $35M of D&A and represented $75M of EBITDA. In 2024, ICL moved its Prolactal business from Phosphate Solutions to Other and, as a result, historical segment data has been restated. Note: Numbers may not add, due to rounding and set-offs.

ICL 23

Segment results analysis

First quarter of 2024

Segment Sales *US$M*	**Industrial Products**	**Potash**[1]	**Phosphate Solutions**[2]	**Growing Solutions**
1Q'23	$361	$600	$675	$564
Quantity	$55	$74	($18)	$33
Price	($81)	($254)	($93)	($126)
Exchange rates	-	$3	($5)	$8
1Q'24	**$335**	**$423**	**$559**	**$479**

Segment EBITDA *US$M*	**Industrial Products**	**Potash**[1]	**Phosphate Solutions**[2]	**Growing Solutions**
1Q'23	$105	$298	$171	$45
Quantity	$24	$32	($3)	$9
Price	($81)	($254)	($93)	($126)
Exchange rates	$6	$9	$7	$1
Raw materials	$7	$2	$38	$98
Energy	$2	$13	$3	$2
Transportation	$3	($3)	$1	-
Operating and other expenses	$6	$27	$7	$13
1Q'24	$72	$124	$131	$42

(1) A reclassification of an immaterial provision in 3Q'23 resulted in slight shift in 1Q'23 historical sales. In 1Q'24, adjusted EBITDA was positively impacted by an immaterial accounting reclassification. Please refer to the 6-K filing for additional details. (2) For 1Q'24, Phosphate Specialties comprised $320M of segment sales, $44M of operating income, $12M of D&A and represented $56M of EBITDA, while Phosphate Commodities comprised $239M of segment sales, $40M of operating income, $35M of D&A and represented $75M of EBITDA. In 2024, ICL moved its Prolactal business from Phosphate Solutions to Other and, as a result, historical segment data has been restated. Note: Numbers may not add, due to rounding and set-offs.

ICL 24

Reconciliation tables

Calculation of adjustments for first quarter of 2024

Adjusted EBITDA *US$M*	1Q'24	4Q'23	1Q'23
Net income	**$126**	**$84**	**$294**
Financing expenses, net	$35	$33	$44
Taxes on income	$42	$33	$127
Less: Share in earnings of equity-accounted investees	-	($1)	-
Operating income	**$203**	**$149**	**$465**
Depreciation and amortization	$147	$146	$130
Adjustments(1)	$12	$62	$15
Adjusted EBITDA	**$362**	**$357**	**$610**

Adjusted NI and diluted EPS *US$M, ex. per share*	1Q'24	4Q'23	1Q'23
Net income, attributable	$109	$67	$280
Adjustments(1)	$12	$62	$15
Total tax adjustments	($3)	($6)	($3)
Adjusted net income, attributable	**$118**	**$123**	**$292**
Weighted-average number of diluted ordinary shares outstanding *in millions*	1,290	1,291	1,291
Adjusted diluted EPS	**$0.09**	**$0.10**	**$0.23**

Free cash flow *US$M*	1Q'24	4Q'23	1Q'23
Cash flow from operations	$279	$415	$382
Additions to PP&E, intangible assets, and dividends from equity-accounted investees(2)	($145)	($255)	($162)
Free cash flow	**$134**	**$160**	**$220**

Net debt to adjusted EBITDA(3) *US$M*	1Q'24
Net debt	$1,847
Adjusted EBITDA	$1,463
Net debt to adjusted EBITDA	**1.3**

Note: Numbers may not add, due to rounding and set-offs. (1) See detailed reconciliation table – adjustments to reported operating and net income (non-GAAP) – in corresponding quarters' earnings release. (2) Also includes proceeds from sale of property, plants and equipment (PP&E). (3) Net debt to adjusted EBITDA ratio is calculated by dividing net debt, without securitization, by past four quarters adjusted EBITDA.

ICL 25

Guidance and non-GAAP financial measures  Guidance: The company only provides guidance on a non-GAAP basis. The company does not provide a reconciliation of forward-looking adjusted EBITDA (non-GAAP) to GAAP net income (loss), due to the inherent difficulty in forecasting, and quantifying certain amounts that are necessary for such reconciliation, in particular, because special items such as restructuring, litigation, and other matters, used to calculate projected net income (loss) vary dramatically based on actual events, the company is not able to forecast on a GAAP basis with reasonable certainty all deductions needed in order to provide a GAAP calculation of projected net income (loss) at this time. The amount of these deductions may be material, and therefore could result in projected GAAP net income (loss) being materially less than projected adjusted EBITDA (non-GAAP). The guidance speaks only as of the date hereof. The company undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless required by law. The company provides guidance for specialties-driven adjusted EBITDA, which includes Industrial Products, Growing Solutions and Phosphate Solutions, as the Phosphate Solutions business is now predominantly specialties focused. For the Potash business, the company is providing sales volume guidance. The company believes this information provides greater transparency, as these new metrics are less impacted by fertilizer commodity prices, given the extreme volatility in recent years.   Non-GAAP financial measures: The company discloses in this quarterly report non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA. Management uses adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA to facilitate operating performance comparisons from period to period. The company calculates adjusted operating income by adjusting operating income to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating, and net income (non-GAAP)” below. Certain of these items may recur. The company calculates adjusted net income attributable to the company’s shareholders by adjusting net income attributable to the company’s shareholders to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating, and net income (non-GAAP)” below, excluding the total tax impact of such adjustments. The company calculates diluted adjusted earnings per share by dividing adjusted net income by the weighted-average number of diluted ordinary shares outstanding. Adjusted EBITDA is calculated as net income before financing expenses, net, taxes on income, share in earnings of equity-accounted investees, depreciation and amortization, and certain adjustments presented in the reconciliation table under “Consolidated adjusted EBITDA, and diluted adjusted earnings per share for the periods of activity” below, which were adjusted for in calculating the adjusted operating income.      You should not view adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share or adjusted EBITDA as a substitute for operating income or net income attributable to the company’s shareholders determined in accordance with IFRS, and you should note that the company’s definitions of adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA may differ from those used by other companies. Additionally, other companies may use other measures to evaluate their performance, which may reduce the usefulness of the company’s non-IFRS financial measures as tools for comparison. However, the company believes adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA provide useful information to both management, and investors by excluding certain items that management believes are not indicative of ongoing operations. Management uses these non-IFRS measures to evaluate the company's business strategies and management performance. The company believes these non‑IFRS measures provide useful information to investors because they improve the comparability of financial results between periods and provide for greater transparency of key measures used to evaluate performance.      The company presents a discussion in the period-to-period comparisons of the primary drivers of change in the company’s results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends on the company’s businesses. The company has based the following discussion on its financial statements. You should read such discussion together with the company’s financial statements.  26

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: May 9, 2024